UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ORBITZ WORLDWIDE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

68557K109
(CUSIP Number of Class of Securities (Underlying Common Stock))

James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel
500 West Madison Street, Suite 1000
Chicago, Illinois 60661
(312) 894-5000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Brett E. Cooper
Jonathan M. Ocker
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,385,387	$99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,291,040 shares of the common stock, par value $0.01 per share, of Orbitz Worldwide, Inc. with an aggregate value of $1,385,387 as of April 16, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99	Filing Party: Orbitz Worldwide, Inc.
Form or Registration No.: 005-83537	Date Filed: May 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☑  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 10. FINANCIAL STATEMENTS.
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 3, 2010 (the “Schedule TO”), relating to an offer by Orbitz Worldwide, Inc., a Delaware corporation (the “Company” or “Orbitz Worldwide”), to eligible employees, subject to specified conditions, to exchange certain underwater stock options (with an exercise price of $15.00 per share) to purchase up to 1,291,040 shares of the Company’s common stock, par value $0.01 per share, for a lesser number of new stock options to be granted under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated. On May 6, 2010, Orbitz Worldwide filed its quarterly report on Form 10-Q for the period ended March 31, 2010 with the Securities and Exchange Commission.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information.
     In the Schedule TO, paragraph 10(a) is hereby deleted and replaced in its entirety as follows:
          “(a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Orbitz Worldwide, Inc.”), Section 18 (“Additional Information”) and Section 20 (“Forward-Looking Statements”), Part II, Item 8 of the Company’s 2009 Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2010, and Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the SEC on May 6, 2010, is incorporated herein by reference. Copies of our 2009 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 can be accessed electronically on the SEC’s website at www.sec.gov.”
     In the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 3, 2010 (the “Offer to Exchange”), attached to the Schedule TO as Exhibit (a)(1)(A), the paragraph entitled “Certain Financial Information” under “Section 10. Information Concerning Orbitz Worldwide, Inc.” is hereby deleted and replaced in its entirety as follows:
          “Certain Financial Information. Set forth below is a summary of our financial information. This information is derived from and should be read in conjunction with our audited consolidated financial statements and notes thereto included in Part II, Item 8 of our 2009 Form 10-K and our unaudited condensed consolidated financial statements and notes thereto included in Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which are incorporated herein by reference. See Section 18 (“Additional Information”) below.”
     In the Offer to Exchange, a new table is inserted immediately following the table titled “SUMMARY FINANCIAL INFORMATION OF ORBITZ WORLDWIDE, INC.” in “Section 10. Information Concerning Orbitz Worldwide, Inc.” as follows:

	Three Months Ended March 31,
	2010	2009
	(in thousands, except per share data)
Summary of consolidated statements of operations:
Net revenue	$187,153	$188,393
Total operating expenses	$180,387	$511,968
Operating income (loss)	$6,766	$(323,575)
Net (loss)	$(5,261)	$(336,156)
Net (loss) per share attributable to Orbitz Worldwide, Inc. common shareholders — basic and diluted:	$(0.05)	$(4.02)

	As of March 31,	As of December 31,
	2010	2009
	(in thousands, except per share data)
Balance sheet data:
Total current assets	$265,362	$169,653
Total non-current assets	$1,122,009	$1,124,589
Total current liabilities	$520,592	$419,203
Total long-term liabilities	$631,855	$744,536
Total shareholders’ equity	$234,924	$130,503
Shareholders’ equity (book value) — per share	$2.33	$1.56
Ratio of earnings to fixed charges(a)	— (a)	— (a)

(a)	The ratio of earnings to fixed charges was less than 1:1 for each period presented above due to losses incurred by the Company during each respective period. The Company would have needed additional earnings of $5.1 million for the quarter ended March 31, 2010 and $336.5 million for the year ended December 31, 2009, respectively, to achieve coverage of 1:1.
     In the Offer to Exchange, a new bullet point is hereby added to “Section 18. Additional Information” immediately following the first bullet point as follows:
“•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the SEC on May 6, 2010;”
     In the Offer to Exchange, the fifth sentence of “Section 20. Forward-Looking Statements” is hereby deleted and replaced in its entirety as follows:
“Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in Item 1A, “Risk Factors,” and in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our 2009 Form 10-K, and in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ WORLDWIDE, INC.
By:	/s/ James P. Shaughnessy
James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel

Dated: May 10, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

(a)(l)(A)*	Offer to Exchange, dated May 3, 2010.

(a)(1)(B)*	Form of Election Form.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Communication from Paul Wolfe to All Eligible Employees.

(a)(1)(E)*	Email Communication to Certain Officers of Orbitz Worldwide, Inc. dated May 3, 2010.

(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(H)*	Form of Reminder of Expiration of the Offer to Exchange.

(a)(1)(I)*	Form of Confirmation of Participation in the Offer to Exchange.

(d)(1)	Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated, effective June 2, 2009 (incorporated by reference to Exhibit 10.3 to the Orbitz Worldwide, Inc. Current Report on Form 8-K filed on June 4, 2009, File No. 001-33599).

(d)(2)*	Form of Stock Option Award Agreement (Non-Executive Employees).

(d)(3)*	Form of Stock Option Award Agreement (Executive Officers).

(d)(4)*	Form of Stock Option Award Agreement (Converted Travelport Equity).

*	Previously filed as an exhibit to the Schedule TO